UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*



Ultimate Electronics, Inc.
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(Name of Issuer)


Common
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(Title of Class of Securities)


903849107
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(CUSIP Number)


05/06/2004
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)








CUSIP No. 903849107.......................................

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     1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Thales Holdings, Ltd.

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 2.  Check the Appropriate Box if a Member of a Group (See Instructions)


 (a) ..........................................................................


 (b) X.........................................................................

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 3. SEC Use Only ..............................................................
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 4. Citizenship or Place of Organization Bermuda..........................

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Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
5. Sole Voting Power .........................................................
828,744
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6. Shared Voting Power ........................................................
0
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7. Sole Dispositive Power......................................................
828,744
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8. Shared Dispositive Power ...................................................
0
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 9. Aggregate Amount Beneficially Owned by Each Reporting Person..............
828,744
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 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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 11. Percent of Class Represented by Amount in Row (9) .........................
5.5%
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 12. Type of Reporting Person (See Instructions)
CO
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Item 1.


 (a) Name of Issuer
Ultimate Electronics, Ltd.


 (b) Address of Issuer's Principal Executive Offices
c/o 321 W. 84th Avenue
Suite A
Thorton, CO 80260



Item 2.


 (a) Name of Person Filing
Thales Holdings, Ltd.


 (b) Address of Principal Business Office or, if none, Residence
c/o 140 Broadway, 45th Floor
New York, NY 10005


 (c) Citizenship
Bermuda


 (d) Title of Class of Securities
Common


 (e) CUSIP Number
903849107



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
n/a



Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


 (a) Amount beneficially owned: 828,744________________.


 (b) Percent of class: 5.5%_____________________.


 (c) Number of shares as to which the person has:



 (i) Sole power to vote or to direct the vote 828,744___________.



 (ii) Shared power to vote or to direct the vote 0_______________.



 (iii) Sole power to dispose or to direct the disposition of 828,744_______.


 (iv) Shared power to dispose or to direct the disposition of 0____________.




Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Instruction: Dissolution of a group requires a response to this item.




Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.



Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.



Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.



Item 10. Certification


 (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


 (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement os true, complete and correct.

07/20/2004________________________________
Date
/s/ Roger Insley________________________________
Signature

Roger Insley/CFO________________________________
Name/Title













The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person hall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)